Exhibit 99.1

Cellebrite Announces Fourth-Quarter and Full-Year 2024 Results

Company delivers “Rule of 50” Performance in 2024 with 25% ARR growth and 25% adjusted EBITDA margin

Fourth-quarter 2024 revenue of $109.0 million grew 17% primarily due to

21% growth in subscription revenue

ARR grew 25% to $395.9 million

Fourth-quarter 2024 adjusted EBITDA of $28.8 million, 26.4% adjusted EBITDA margin

TYSONS CORNER, VA and PETAH TIKVA, ISRAEL, February 13, 2025 – Cellebrite (NASDAQ: CLBT), a global leader in premier Digital Investigative solutions for the public and private sectors, today announced financial results for the three and twelve months ending December 31, 2024.

“Cellebrite delivered a solid fourth-quarter performance to cap an excellent 2024 in which we exceeded our original revenue and adjusted EBITDA targets and delivered at the higher end of our ARR expectations,” stated Thomas E. Hogan, Cellebrite’s interim chief executive officer. “We enjoyed continued success in expanding our share-of-wallet across our global installed base and converting that top-line growth into meaningful year-over improvement in our profitability and free cash flow. As a result, we produced a Rule of 50 performance in 2024 with 25% ARR growth and 25% adjusted EBITDA margins. With multiple macro tailwinds that we believe show no signs of dissipating, we move into 2025 with plans to advance our market and technology leadership, sustain our top-line expansion and continue generating attractive profit margins and robust free cash flow.”

Fourth-Quarter 2024 Financial Highlights

●	Revenue of $109.0 million, up 17% year-over-year

●	Subscription revenue was $95.1 million, up 21% year-over-year

●	Annual Recurring Revenue (ARR) of $395.9 million, up 25% year-over-year

●	Recurring revenue dollar-based net retention rate of 124%

●	GAAP gross profit and gross margin of $91.4 million and 83.8%, respectively; Non-GAAP gross profit and gross profit margin of $92.0 million and 84.4%, respectively

●	GAAP net income of $19.3 million; Non-GAAP net income of $26.1 million

●	GAAP diluted earnings per share of $0.08; Non-GAAP diluted earnings per share of $0.10

●	Adjusted EBITDA and Adjusted EBITDA margin of $28.8 million and 26.4%, respectively

Full-Year 2024 Financial Highlights

●	Revenue of $401.2 million, up 23% year-over-year

●	Subscription revenue was $353.0 million, a 26% year-over-year increase

●	GAAP gross profit and gross margin of $338.6 million and 84.4%, respectively; Non-GAAP gross profit and gross profit margin of $340.8 million and 85.0%, respectively

●	GAAP net loss of $283.0 million; Non-GAAP net income of $97.8 million

●	GAAP diluted loss per share of $1.35; Non-GAAP diluted earnings per share of $0.42

●	Adjusted EBITDA and adjusted EBITDA margin of $99.4 million and 24.8%, respectively

Fourth-Quarter 2024 and Recent Business & Operational Highlights

Board Governance

●	On January 6, 2025, Cellebrite announced a series of Board updates to support the Company’s continued growth into 2025 and beyond:

o	Thomas E. Hogan, previously Cellebrite’s executive chairman, was appointed interim chief executive officer and will remain on the Company’s Board of Directors.

o	Adam H. Clammer, Managing Partner of True Wind Capital Management and Cellebrite’s current lead independent director, succeeded Hogan as board chairman. It is expected that Hogan will revert to board chairman upon the eventual appointment of a new CEO.

o	Michael D. Capellas, a distinguished executive with extensive leadership experience across a range of CIO, CEO and board chairman and director positions at a number of the world’s most successful software and technology companies, has been appointed to Cellebrite’s Board of Directors as a Class II director and will serve as the Board’s lead independent director.

Go-to-Market

●

On February 11, 2025, Cellebrite published its sixth annual 2025 Industry Trends Survey, highlighting how public safety professionals use and apply powerful digital investigative solutions to uncover digital evidence in criminal investigations and revealing widespread appetite for artificial intelligence and cloud solutions.

Innovation

●	On February 12, 2025, Cellebrite announced that its Cellebrite Government Cloud platform has achieved FedRAMP High Ready designation by the Federal Risk and Authorization Management Program (FedRAMP). This milestone, which marks the initial stage in the compliance process, reinforces Cellebrite’s commitment to equipping and empowering its U.S. federal customers with industry-leading cloud security when utilizing the Company’s Software-as-a-Service-based digital investigative solutions.

●	On February 6, 2025, Cellebrite announced the general availability of Generative Artificial Intelligence (GenAI) capabilities within Guardian, Cellebrite’s SaaS-based evidence management solution.

●	On November 20, 2024, as part of an exclusive technology and go-to-market partnership with Relativity, Cellebrite announced that it had integrated its mobile collection solutions, Endpoint Inspector and Endpoint Mobile Now, into the RelativityOne platform.

Supplemental financial information can be found on the Investor Relations section of our website at https://investors.cellebrite.com/financial-information/quarterly-results.

Financial Outlook

“Cellebrite’s 2024 financial results reflect a balanced mix of top-line growth and strong profitability,” stated Dana Gerner, Cellebrite’s chief financial officer. “Redeeming our warrants and hitting various stock price triggers in 2024 enabled us to optimize our capital structure, support healthy trading liquidity and simplify our 2025 financial reporting. As we look ahead, our outlook for 2025 is aligned with our long-term objective of consistently delivering a Rule of X performance between 45 and 50.”

The Company’s first-quarter and full-year expectations for 2025 are as follows:

	First-Quarter 2025 Expectations (as of 2/13/25)	Full-Year 2025 Expectations (as of 2/13/25)
ARR	$406 million - $411 million	$480 million - $495 million
Annual growth	22% - 24%	21% - 25%
Revenue	$107 million - $112 million	$480 million - $490 million
Annual growth	19% - 25%	20% - 22%
Adjusted EBITDA	$22 million - $24 million	$113 million - $123 million
Adjusted EBITDA margin	~21%	24% - 25%

Conference Call Information

Cellebrite will host a live conference call and webcast later this morning to review the Company’s financial results for the fourth quarter of 2024 and discuss its outlook for 2025. Pertinent details include:

Date:	Thursday, February 13, 2025
Time:	8:30 a.m. ET
Call-In Number:	203-518-9783 / 800-267-6316
Conference ID:	CLBTQ424
Event URL:	https://investors.cellebrite.com/events/event-details/cellebrite-q4-2024-fy-2024-financial-results-investor-call-webcast
Webcast URL:	https://edge.media-server.com/mmc/p/2oayuote

In conjunction with the conference call and webcast, historical financial tables and supplemental data will be available on the quarterly results section of Company’s investor relations website at https://investors.cellebrite.com/financial-information/quarterly-results.

Non-GAAP Financial Information and Key Performance Indicators

This press release includes non-GAAP financial measures. Cellebrite believes that the use of non-GAAP cost of revenue, non-GAAP gross profit, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP EPS and Adjusted EBITDA is helpful to investors. These measures, which the Company refers to as its non-GAAP financial measures, are not prepared in accordance with GAAP.

The Company believes that the non-GAAP financial measures provide a more meaningful comparison of its operational performance from period to period, and offer investors and management greater visibility into the underlying performance of its business. Mainly:

●	Share-based compensation expenses utilize varying available valuation methodologies, subjective assumptions and a variety of equity instruments that can impact a company's non-cash expenses;

●	Acquired intangible assets are valued at the time of acquisition and are amortized over an estimated useful life after the acquisition, and acquisition-related expenses are unrelated to current operations and neither are comparable to the prior period nor predictive of future results;

●	To the extent that the above adjustments have an effect on tax (income) expense, such an effect is excluded in the non-GAAP adjustment to net income;

●	Tax expense, depreciation and amortization expense vary for many reasons that are often unrelated to the Company’s underlying performance and make period-to-period comparisons more challenging; and

●	Financial instruments are remeasured according to GAAP and vary for many reasons that are often unrelated to the Company’s current operations and affect financial income.

Each of our non-GAAP financial measures is an important tool for financial and operational decision making and for evaluating our own operating results over different periods of time. The non-GAAP financial measures do not represent our financial performance under U.S. GAAP and should not be considered as alternatives to operating income or net income or any other performance measures derived in accordance with GAAP. Non-GAAP measures should not be considered in isolated from, or as an alternative to, financial measures determined in accordance with GAAP. Non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, and exclude expenses that may have a material impact on our reported financial results. Further, share-based compensation expense has been, and will continue to be for the foreseeable future, significant recurring expenses in our business and an important part of the compensation provided to our employees. In addition, the amortization of intangible assets is expected recurring expense over the estimated useful life of the underlying intangible asset and acquisition-related expenses will be incurred to the extent acquisitions are made in the future. Furthermore, foreign exchange rates may fluctuate from one period to another, and the Company does not estimate movements in foreign currencies.

A reconciliation of each of these non-GAAP financial measures to their most comparable GAAP measure is set forth in a table included at the end of this press release, which is also available on our website at https://investors.cellebrite.com.

In regard to forward-looking non-GAAP guidance, we are not able to reconcile the forward-looking Adjusted EBITDA measure to the closest corresponding GAAP measure without unreasonable efforts because we are unable to predict the ultimate outcome of certain significant items including, but not limited to, fair value movements, share-based payments for future awards, tax expense, depreciation and amortization expense, and certain financing and tax items.

This press release also includes key performance indicators, including annual recurring revenue and dollar-based retention rate.

Annual recurring revenue (“ARR”) is defined as the annualized value of active term-based subscription license contracts and maintenance contracts related to perpetual licenses in effect at the end of that period. Subscription license contracts and maintenance contracts for perpetual licenses are annualized by multiplying the revenue of the last month of the period by 12. The annualized value of contracts is a legal and contractual determination made by assessing the contractual terms with our customers. The annualized value of maintenance contracts is not determined by reference to historical revenue, deferred revenue or any other GAAP financial measure over any period. ARR is not a forecast of future revenues, which can be impacted by contract start and end dates and renewal rates.

Dollar-based net retention rate (“NRR”) is calculated by dividing customer recurring revenue by base revenue. We define base revenue as recurring revenue we recognized from all customers with a valid license at the last quarter of the previous year period, during the four quarters ended one year prior to the date of measurement. We define our customer revenue as the recurring revenue we recognized during the four quarters ended on the date of measurement from the same customer base included in our measure of base revenue, including recurring revenue resulting from additional sales to those customers.

References to Websites and Social Media Platforms

References to information included on, or accessible through, websites and social media platforms do not constitute incorporation by reference of the information contained at or available through such websites or social media platforms, and you should not consider such information to be part of this press release.

Caution Regarding Forward Looking Statements

This document includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “will,” “appear,” “approximate,” “foresee,” “might,” “possible,” “potential,” “believe,” “could,” “predict,” “should,” “could,” “continue,” “expect,” “estimate,” “may,” “plan,” “outlook,” “future” and “project” and other similar expressions that predict, project or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include, but are not limited to, estimated financial information for the first quarter of 2025 and for fiscal year 2025 and certain statements such as, multiple macro tailwinds that the Company believes show no signs of dissipating; the Company moves into 2025 with plans to advance its market and technology leadership, sustain its top-line expansion and continue generating attractive profit margins and robust free cash flow; and the Company’s outlook for 2025 being aligned with its long-term objective of consistently delivering a Rule of X performance between 45 and 50. Such forward-looking statements including those with respect to 2025 revenue and annual recurring revenue, profitability and earnings as well as commentary associated with future performance, strategies, prospects, and other aspects of Cellebrite’s business are based on current expectations that are subject to risks and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to: Cellebrite’s ability to keep pace with technological advances and evolving industry standards; Cellebrite’s material dependence on the purchase, acceptance and use of its solutions by law enforcement and government agencies; real or perceived errors, failures, defects or bugs in Cellebrite’s DI solutions; Cellebrite’s failure to maintain the productivity of sales and marketing personnel, including relating to hiring, integrating and retaining personnel; intense competition in all of Cellebrite’s markets; the inadvertent or deliberate misuse of Cellebrite’s solutions; failure to manage its growth effectively; Cellebrite’s ability to introduce new solutions and add-ons; Cellebrite’s dependency on its customers renewing their subscriptions and purchasing new subscriptions; the low volume of business Cellebrite conducts via e-commerce; risks associated with the use of artificial intelligence; the risk of requiring additional capital to support the growth of its business; risks associated with Cellebrite’s dependency on third parties for supplying components or services and with higher costs or unavailability of materials used to create its hardware product components; lengthy sales cycle for some of Cellebrite’s solutions; near term declines in new or renewed agreements; risks associated with inability to recruit, train and retain qualified personnel and senior management; the security of Cellebrite’s operations and the integrity of its software solutions against cyber-attacks, information technology system breaches or disruptions; risks associated with the negative publicity related to Cellebrite’s business and use of its products; risks related to Cellebrite’s intellectual property; the regulatory constraints to which Cellebrite is subject; risks associated with Cellebrite’s operations in Israel, including the ongoing Israel-Hamas war, the increased tension between Israel and Iran and its proxies, including the ongoing hostilities between Israel and Hezbollah, and the risk of a greater regional conflict; risks associated with different corporate governance requirements applicable to Israeli companies and risks associated with being a foreign private issuer and an emerging growth company; market volatility in the price of Cellebrite’s shares; changing tax laws and regulations; risks associated with joint, ventures, partnerships and strategic initiatives; risks associated with Cellebrite’s significant international operations, including due to fluctuations in foreign currency exchange rates, rising global inflation and exposure to regions subject to political or economic instability; risks associated with Cellebrite’s failure to comply with anti-corruption, trade compliance, anti-money-laundering and economic sanctions laws and regulations; risks relating to the adequacy of Cellebrite’s existing systems, processes, policies, procedures, internal controls and personnel for Cellebrite’s current and future operations and reporting needs; and other factors, risks and uncertainties set forth in the section titled “Risk Factors” in Cellebrite’s annual report on Form 20-F filed with the SEC on March 21, 2024 and as amended on April 12, 2024, and in other documents filed by Cellebrite with the U.S. Securities and Exchange Commission (“SEC”), which are available free of charge at www.sec.gov. You are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made, in this communication or elsewhere. Cellebrite undertakes no obligation to update its forward-looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.

About Cellebrite

Cellebrite’s (Nasdaq: CLBT) mission is to enable its global customers to protect and save lives by enhancing digital intelligence and accelerating justice in communities around the world. Cellebrite’s AI-powered Case-to-Closure (C2C) platform enables customers to lawfully access, collect, analyze and share digital evidence in legally sanctioned investigations while preserving data privacy. Thousands of public safety organizations, intelligence agencies and businesses rely on the Company’s cloud-ready digital forensic and investigative solutions to close cases faster and safeguard communities. To learn more, visit us at www.cellebrite.com, https://investors.cellebrite.com and find us on social media @Cellebrite.

Contacts:

Investors Relations

Andrew Kramer

Vice President, Investor Relations

investors@cellebrite.com

+1 973.206.7760

Media

Victor Cooper

Sr. Director of Corporate Communications + Content Operations

Victor.cooper@cellebrite.com

+1 404.804.5910

Cellebrite DI Ltd.
Fourth-Quarter 2024 Results Summary
(U.S Dollars in thousands)

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023

Revenue	109,049	93,013	401,203	325,110
Gross profit	91,425	78,097	338,610	271,879
Gross margin	83.8%	84.0%	84.4%	83.6%
Operating income	15,727	14,999	56,906	33,237
Operating margin	14.4%	16.1%	14.2%	10.2%
Net income (loss)	19,269	(14,647)	(283,007)	(81,100)
Cash flow from operating activities	65,967	43,828	132,171	102,058

Non-GAAP Financial Data:
Operating income	26,928	20,982	92,119	55,282
Operating margin	24.7%	22.6%	23.0%	17.0%
Net income	26,123	21,999	97,761	60,926
Adjusted EBITDA	28,793	22,726	99,377	61,946
Adjusted EBITDA margin	26.4%	24.4%	24.8%	19.1%

Cellebrite DI Ltd.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	December 31,	December 31,
	2024	2023
Assets
Current assets
Cash and cash equivalents	$191,659	$189,517
Short-term deposits	153,746	74,713
Marketable securities	101,818	38,693
Trade receivables (net of allowance for credit losses of $594 and $1,583 as of December 31, 2024 and December 31, 2023, respectively)	82,358	77,269
Prepaid expenses and other current assets	23,246	26,400
Contract acquisition costs	5,827	5,550
Inventories	8,939	9,940
Total current assets	567,593	422,082

Non-current assets
Other non-current assets	7,682	7,341
Marketable securities	36,601	28,859
Deferred tax assets, net	11,072	7,024
Property and equipment, net	16,995	15,896
Intangible assets, net	11,306	10,594
Operating lease right-of-use assets, net	10,604	14,260
Goodwill	28,714	26,829
Total non-current assets	122,974	110,803
Total assets	$690,567	$532,885

Liabilities and shareholders’ equity
Current Liabilities
Trade payables	$11,077	$8,282
Other accounts payable and accrued expenses	63,330	44,845
Deferred revenues	216,970	195,725
Operating lease liabilities	4,125	4,972
Total current liabilities	295,502	253,824

Long-term liabilities
Other long-term liabilities	6,954	5,515
Deferred revenues	45,247	47,098
Restricted Sponsor Shares liability	—	47,247
Price Adjustment Shares liability	—	81,715
Derivative warrant liabilities	—	54,117
Operating lease liabilities	6,844	9,157
Total long-term liabilities	59,045	244,849
Total liabilities	354,547	498,673

Shareholders’ equity
Share capital	* )	* )
Additional paid-in capital	498,883	(84,896)
Treasury share, NIS 0.00001 par value; 41,776 ordinary shares	(85)	(85)
Accumulated other comprehensive income	2,086	1,050
(Accumulated deficit) retained earnings	(164,864)	118,143
Total shareholders’ equity	336,020	34,212
Total liabilities and shareholders’ equity	$690,567	$532,885

*)	Less than 1 USD

Cellebrite DI Ltd.
Condensed Consolidated Statements of Income
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023

Revenue:
Subscription services	$73,848	$57,722	$271,028	$209,751
Term-license	21,220	20,924	82,007	70,663
Total subscription	95,068	78,646	353,035	280,414
Other non-recurring	6,293	4,486	17,285	13,561
Professional services	7,688	9,881	30,883	31,135
Total revenue	109,049	93,013	401,203	325,110

Cost of revenue:
Subscription services	7,156	5,179	26,004	19,219
Term-license	—	—	—	6
Total subscription	7,156	5,179	26,004	19,225
Other non-recurring	4,865	4,344	16,200	13,766
Professional services	5,603	5,393	20,389	20,240
Total cost of revenue	17,624	14,916	62,593	53,231

Gross profit	$91,425	$78,097	$338,610	$271,879

Operating expenses:
Research and development	25,599	21,751	98,415	84,386
Sales and marketing	35,524	29,594	132,389	110,813
General and administrative	14,575	11,753	50,900	43,443
Total operating expenses	$75,698	$63,098	$281,704	$238,642

Operating income	$15,727	$14,999	$56,906	$33,237
Financial income (expense), net	4,170	(27,344)	(332,890)	(108,800)
Income (loss) before tax	19,897	(12,345)	(275,984)	(75,563)
Tax expense	628	2,302	7,023	5,537
Net income (loss)	$19,269	$(14,647)	$(283,007)	$(81,100)

Earnings (losses) per share
Basic	$0.08	$(0.08)	$(1.35)	$(0.43)
Diluted	$0.08	$(0.08)	$(1.35)	$(0.43)

Weighted average shares outstanding
Basic	233,248,045	194,440,674	209,471,827	190,154,549
Diluted	247,353,640	194,440,674	209,471,827	190,154,549

Other comprehensive income:
Unrealized income (loss) on hedging transactions	261	1,311	(487)	1,252
Unrealized (loss) income on marketable securities	(411)	293	113	506
Currency translation adjustments	1,820	(946)	1,410	(1,039)
Total other comprehensive income, net of tax	1,670	658	1,036	719
Total other comprehensive income (loss)	$20,939	$(13,989)	$(281,971)	$(80,381)

Cellebrite DI Ltd.
Condensed Consolidated Statements of Cash Flow
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023

Cash flow from operating activities:
Net income (loss)	$19,269	$(14,647)	$(283,007)	$(81,100)
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation and RSU's	9,269	5,060	30,575	18,998
Amortization of premium, discount and accrued interest on marketable securities	(866)	(308)	(2,904)	(1,106)
Depreciation and amortization	2,729	2,615	10,607	10,011
Interest income from short-term deposits	(2,836)	(3,495)	(10,736)	(7,737)
Deferred tax assets, net	(1,813)	2,290	(4,015)	5,125
Remeasurement of warrant liability	—	9,785	110,664	34,102
Remeasurement of Restricted Sponsor Shares	—	6,975	65,889	29,715
Remeasurement of Price Adjustment Shares liabilities	—	14,155	173,051	55,531
Decrease (increase) in trade receivables	10,263	(7,067)	(5,829)	2,271
Increase in deferred revenue	17,255	22,247	22,317	46,114
(Increase) decrease in other non-current assets	(47)	231	(341)	(5,610)
(Increase) decrease in prepaid expenses and other current assets	(2,885)	(2,175)	3,201	(9,211)
Changes in operating lease assets	1,450	224	5,335	4,362
Changes in operating lease liability	(1,278)	330	(4,839)	(4,196)
Decrease in inventories	746	1,281	982	243
Increase in trade payables	3,917	321	2,755	3,691
Increase in other accounts payable and accrued expenses	11,722	5,571	17,586	734
(Decrease) increase in other long-term liabilities	(928)	435	880	121
Net cash provided by operating activities	65,967	43,828	132,171	102,058

Cash flows from investing activities:

Purchases of property and equipment	(3,178)	(2,260)	(8,566)	(5,231)
Cash paid in conjunction with acquisitions, net of acquired cash	—	—	(2,748)	—
Purchase of Intangible assets	(1,139)	(2,687)	(2,043)	(2,687)
Investment in marketable securities	(15,079)	(13,312)	(127,789)	(55,317)
Proceeds from maturity of marketable securities	10,985	12,279	59,971	56,336
Investment in short-term deposits	(39,000)	(25,000)	(207,000)	(89,000)
Redemption of short-term deposits	31,462	34,141	138,702	73,359
Net cash (used in) provided by investing activities	(15,949)	3,161	(149,473)	(22,540)

Cash flows from financing activities:

Exercise of options to shares	5,756	3,827	17,265	19,142
Proceeds from Employee Share Purchase Plan	974	703	3,344	2,623
Exercise of Warrants	—	—	53	—
Redemption of Warrants	—	—	(11)	—
Net cash provided by financing activities	6,730	4,530	20,651	21,765

Net increase in cash and cash equivalents	56,748	51,519	3,349	101,283
Net effect of Currency Translation on cash and cash equivalents	(1,438)	932	(1,207)	589
Cash and cash equivalents at beginning of period	136,349	137,066	189,517	87,645
Cash and cash equivalents at end of period	$191,659	$189,517	$191,659	$189,517

Supplemental cash flow information:
Income taxes paid	$3,801	$847	$7,706	$10,047
Non-cash activities
Operating lease liabilities arising from obtaining right of use assets	$53	$3,105	$1,884	$4,363
Reclassification of derivative warrants from liability to equity	$—	$—	$164,770	$—
Reclassification of Restricted Sponsor Shares from liability to equity	$—	$—	$113,136	$—
Reclassification of Price Adjustment Shares from liability to equity	$—	$—	$254,766	$—

Cellebrite DI Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Cost of revenue	$17,624	$14,916	$62,593	$53,231
Less:
Share-based compensation	575	498	2,227	1,733
Acquisition-related costs	—	13	2	52
Non-GAAP cost of revenue	$17,049	$14,405	$60,364	$51,446

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Gross profit	$91,425	$78,097	$338,610	$271,879
Share-based compensation	575	498	2,227	1,733
Acquisition-related costs	—	13	2	52
Non-GAAP gross profit	$92,000	$78,608	$340,839	$273,664

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating expenses	$75,698	$63,098	$281,704	$238,642
Less:
Issuance expenses	—	—	—	(345)
Share-based compensation	8,694	4,562	28,348	17,265
Amortization of intangible assets	864	871	3,349	3,347
Acquisition-related costs	—	39	219	(7)
One-time expense	1,068	—	1,068	—
Non-GAAP operating expenses	$65,072	$57,626	$248,720	$218,382

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Operating income	$15,727	$14,999	$56,906	$33,237
Issuance expenses	—	—	—	(345)
Share-based compensation	9,269	5,060	30,575	18,998
Amortization of intangible assets	864	871	3,349	3,347
Acquisition-related costs	—	52	221	45
One-time expense	1,068	—	1,068	—
Non-GAAP operating income	$26,928	$20,982	$92,119	$55,282

Cellebrite DI Ltd.
Reconciliation of GAAP to Non-GAAP Financial Information
(U.S Dollars in thousands, except share and per share data)

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$19,269	$(14,647)	$(283,007)	$(81,100)
Issuance expenses	—	—	—	(345)
Share-based compensation	9,269	5,060	30,575	18,998
Amortization of intangible assets	864	871	3,349	3,347
Acquisition-related costs	—	52	221	45
Tax (income) expense	(4,347)	(252)	(4,049)	633
Finance expense from financial derivatives	—	30,915	349,604	119,348
One-time expense	1,068	—	1,068	—
Non-GAAP net income	$26,123	$21,999	$97,761	$60,926

Non-GAAP Earnings per share:
Basic	$0.11	$0.12	$0.45	$0.31
Diluted	$0.10	$0.11	$0.42	$0.28

Weighted average shares outstanding:
Basic	233,248,045	194,440,674	209,471,827	190,154,549
Diluted	250,539,405	207,110,826	227,258,731	206,194,081

	For the three months ended		For the year ended
	December 31,		December 31,
	2024	2023	2024	2023
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income (loss)	$19,269	$(14,647)	$(283,007)	$(81,100)
Financial (income) expense, net	(4,170)	27,344	332,890	108,800
Tax expense	628	2,302	7,023	5,537
Issuance expenses	—	—	—	(345)
Share-based compensation	9,269	5,060	30,575	18,998
Amortization of intangible assets	864	871	3,349	3,347
Acquisition-related costs	—	52	221	45
Depreciation expenses	1,865	1,744	7,258	6,664
One-time expense	1,068	—	1,068	—
Adjusted EBITDA	$28,793	$22,726	$99,377	$61,946